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                                                                   EXHIBIT 99.10

              [Form of Letter to Series B Preferred Stockholders]

                      [Letterhead of Hanover Direct, Inc.]

                                                                  APRIL   , 1996

To Our Shareholders:

     Hanover Direct, Inc. is distributing to the holders of its outstanding Series B Convertible Additional Preferred Stock ("Series B Preferred Stock"), at no cost, Rights to purchase shares of Common Stock in a Rights Offering.
Shareholders will receive .          Rights for each share of Series B Preferred
Stock held by them as of the close of business on             , 1996. Each whole
Right will entitle the holder thereof to a Subscription Privilege to purchase
one share of Common Stock at $          per share.

     Enclosed herewith is a Subscription Certificate evidencing .
transferable Rights for each share of Series B Preferred Stock that you owned at
the close of business on             , 1996. Your Rights may be exercised,
transferred or sold as explained more fully in the accompanying Instructions. If you choose to exercise your Rights, you must submit payment in full of the Subscription Price and appropriate documentation to the Subscription Agent no
later than 5:00 p.m., New York City time, on             ,             , 1996.

     The enclosed Prospectus provides the details of the Rights Offering and important information concerning the Company and the Common Stock being offered. Please read it carefully.

     YOU ARE URGED TO ACT PROMPTLY. THE RIGHTS OFFERING AND THE RIGHTS WILL
EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON             ,             , 1996.

                                               Very truly yours,

                                               Rakesh K. Kaul
                                               President and Chief Executive
                                               Officer